SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 23rd, 2002

SAES Getters S.p.A.
(Translation of Registrant’s Name Into English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Viale Italia, 77
20020 Lainate, Milan
Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, SAES Getters S.p.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAES Getters S.p.A.

By:	/s/ GIUSEPPE ROLANDO

Name:	Giuseppe Rolando
Title:	Chief Financial Officer

Date:	December 23, 2002

EXHIBIT INDEX

99	Press Release dated December 19th, 2002